

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Susan Ball
General Counsel
CROSS COUNTRY HEALTHCARE INC
6551 Park of Commerce Boulevard, N.W.
Boca Raton, Florida 33487

> **Re: CROSS COUNTRY HEALTHCARE INC**
> **Registration Statement on Form S-3**
> **Filed on March 10, 2022**
> **File No. 333-263433**

Dear Ms. Ball:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services